BB

06003902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66620

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moreton Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

709 East South Temple
(No. and Street)

Salt Lake City (City) Utah (State) 84102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Ulbrich (801) 715-7032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorenson Vance & Company
(Name – *if individual, state last, first, middle name*)

3115 East Lion Lane, Suite 220 (Address) Salt Lake City (City) Utah (State) 84121 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
203

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Ulbrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moreton Brokerage Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
BETTE CROSHAW
709 E. South Temple
Salt Lake City, Utah 84102
My Commission Expires
May 1, 2008
STATE OF UTAH

Signature

President

Title

Bette Croshaw

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORETON BROKERAGE SERVICES, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE YEAR ENDED DECEMBER 31, 2005

Sorensen, Vance & Company, P.C.

Certified Public Accountants

MORETON BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Member
Moreton Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Moreton Brokerage Services, LLC (a Utah limited liability company), as of December 31, 2005, and the related statements of operations, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moreton Brokerage Services, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

February 10, 2006
Salt Lake City, UT

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:	
Cash and cash equivalents	$ 49,185
Commissions receivable	264
Deposits	94
Total current assets	49,543
Total Assets	$ 49,543

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses - related entity	$ 24,932
Other accrued expenses	3,336
Total current liabilities	28,268
Members' equity	21,275
Total Liabilities and Members' Equity	$ 49,543

The accompanying notes are an integral
part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions and fees	$ 30,734
Other - debt forgiveness	5,733
Total revenue	36,467
Expenses:	
Office rent and administrative services	42,665
Professional fees	18,169
Regulatory fees	4,683
Insurance	2,587
Education and training	255
Supplies	119
Service charges	101
Total expenses	68,579
Net (loss)	$ (32,112)

The accompanying notes are an integral
part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net (loss)	$ (32,112)
Changes in assets and liabilities:	
(Increase) in accounts receivable	(264)
Decrease in deposits	26
Increase in accounts payable and accrued expenses - related entity	24,932
Increase in other accrued expenses	3,336
Net cash (used) in operating activities	(4,082)
Cash Flows From Investing Activities:	
Net cash provided by investing activities	--
Cash Flows From Financing Activities	
Member capital contribution	407
Net cash provided by financing activities	407
Net (decrease) in cash	(3,675)
Cash and cash equivalents, beginning of year	52,860
Cash and cash equivalents, end of year	$ 49,185

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ --
Interest	$ --

Non-cash transactions:

The Company was provided office rent and administrative services for the month of December, 2005 at no cost from a related party (see note 3). The value of the office rent and administrative services totaled $5,733 and was recorded as other revenue in the statement of operations for the year ended December 31, 2005.

The accompanying notes are an integral part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Member Capital Contributions	Retained (deficit)	Total
Balances:			
January 1, 2005	$ 60,000	$ (7,140)	$ 52,860
Prior period adjustment	--	120	120
Capital contribution	407	--	407
Net (loss)	--	(32,112)	(32,112)
Balances:			
December 31, 2005	$ 60,407	$ (39,132)	$ 21,275

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Brokerage Services, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Operating Agreement of Moreton Brokerage Services, LLC dated July 19, 2004. The Operating Agreement provides that the Company is to terminate on December 31, 2054 unless terminated earlier in accordance with the terms of the Operating Agreement.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in January, 2005. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is principally limited to sharing commissions with other NASD member firms for the referral of customers for mutual funds and variable annuity insurance products. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Revenue Recognition

Commission revenue is recorded in the accounts on a trade date basis, which is the day the transaction is executed. Fees are recorded when earned and transactions have been fully consummated.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

e. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f. **Income Taxes**

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from other broker dealers, for commissions and fees earned through December 31, 2005. Amounts due were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

3. RELATED PARTY TRANSACTIONS

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with a another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $42,665 was charged to operations during the year ended December 31, 2005. However, one payment for the month of December, 2005 was forgiven by the related entity and has been recorded as other revenue in the financial statements. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2005 are $40,131 through July, 2006.

4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2005, the Company's net capital was $16,181 which was $11,181 in excess of the $5,000 minimum required.

5. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. PRIOR PERIOD ADJUSTMENT

In 2004, the Company did not record a prepaid expense totaling $120. The result was an overstatement of regulatory fees by $120. The prior period adjustment decreased the accumulated deficit at December 31, 2004.

MORETON BROKERAGE SERVICES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

MORETON BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2005

Total stockholders' equity	$ 21,275
Deduct: equity not allowable for net capital	--
Total stockholders' equity qualified for net capital	21,275
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	21,275
Total non-allowable assets from the Statement of Financial Condition	(94)
Total other deductions	(5,000)
Total deductions and/or charges	(5,094)
Net capital before haircuts on securities positions	16,181
Haircuts on securities	--
Net capital per audit	$ 16,181

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$ 17,013
Net adjustments to ownership equity	(738)
(Increase) in non-allowable assets	(94)
Net capital per audit	$ 16,181

MORETON BROKERAGE SERVICES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005

Accounts payable and accrued expenses	$ 28,268
Total Aggregate Indebtedness	$ 28,268
Ratio of aggregate indebtedness to net capital	1.75:1

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm MML Investors Services, LLC .	______
D.	Exempted by order of the Commission	______

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Managing Member
Moreton Brokerage Services, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Moreton Brokerage Services, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including its activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squire, Vance & Company, P.C.

February 10, 2006
Salt Lake City, UT